
M
C
2

INVEST IN **MARILYN EXPOSED PRODUCTIONS LLC**

Marilyn Monroe Murder-Mystery Musical Opening Off-Broadway

marilynexposed.com New York, NY

Entertainment | Brick & Mortar | Media | Music

Highlights

1. "Marilyn Exposed" original musical that exposes the truth about Marilyn Monroe with new information.

2. Celebrates life of Marilyn Monroe with big musical dance numbers in five of the first seven songs.

3 All original songs from Broadway composers, no licensed songs.

4 AWARD-WINNING PRODUCER John Lant has produced 17 Off-Broadway musicals and over 100 productions.

5 AWARD-WINNING PLAYWRIGHT Cornell Christianson is a writer of successful Off-Broadway musicals.

6 One of the first LESBIAN LOVE SONG DUETS in a musical.

7 Producers have done two raises on StartEngine for two other successful Off-Broadway musicals.

8 THIS IS A MOVEMENT to bring to justice to what really happened to Marilyn Monroe.

Featured Investors

Hall Tam Of Wall Street Global Holdings Inc.

Invested $10,000 ⓘ

Follow

“I saw a Workshop Production of "Marilyn Exposed" and think the show has great songs and tremendous potential.”



Wan Chi

Invested $15,000 ⓘ

Follow

Syndicate Lead
Fan of musicals.

“I'm excited to be part of the journey to bring the world of Marilyn Monroe to life on stage. The story of this pop culture icon resonates with me. This musical captures her struggles with fame, love, and identity. I found the songs from this Marilyn Monroe

musical to be catchy, moving, and engaging. Congratulations to the creative team behind this musical for persevering through the pandemic to bring her controversial story to the world! Break a leg!"

Our Team



Cornell Christianson President, Managing Member

Produced award-winning TV series "The Paper Chase" at Twentieth Century-Fox. Won First Prize at Comic-Con for short film he wrote. Wrote two successful award-winning Off-Broadway musicals and was a Producer-Writer at Paramount Pictures.



John Lant Lead Producer, Managing Member

A leading Off-Broadway producer of 17 Off-Broadway musicals and over 100 theatre productions. Worked on national tours "Phantom of the Opera", "Evita", "Singin' in the Rain", "One Mo' Time", "Gypsy." Was Production Manager at Carnegie Hall.



Edmund Gaynes Theatre Operator

Produced over 100 musicals, named "Legend of Off-Broadway" by Alliance of Off-Broadway Producers & Theatres. Operator of historic Off-Broadway theatre on 47th Street our Marilyn show will open in.



CB Murray Director-Choreographer

Directed and choreographed the award-winning 1940s film noir musical "Wicked City Blues" which ran 9 months Off-Broadway. As a dancer, appeared on Broadway in "Dreamgirls" and "Honky Tonk Nights".



Norman Thalheimer Composer-Lyricist

A Broadway composer-lyricist who co-wrote "Marilyn: An American Fable" starring Scott Bakula. Wrote music and lyrics for two successful Off-Broadway musicals - "It Came From Beyond" ran 15 months and "Wicked City Blues" ran 9 months, both will reopen.



Beth Lawrence Composer-Lyricist

A professional singer who has performed on stages throughout the world. She co-wrote the music and lyrics for the Broadway musical "Marilyn: An American Fable" at Nederlander's Minskoff Theatre. Awards include Billboard Magazine and LA Jazz Magazine.



Maarten Cornelius Lighting Director

Lighting Director for 24 shows at Carnegie Hall including John Legend, Seth Meyers and Jerry Seinfeld as well as shows at House of Blues, Pasadena Convention Center and the Hollywood Bowl. And ten Off-Broadway shows.

Marilyn Monroe in Lesbian Love Song Duet

With her acting coach Natasha Lytress


C
Marilyn Exposed - My Heart's An Open Door
Copy link
Watch on YouTube

Marilyn Monroe was bi-sexual, she shared a bed with her acting coach, Natasha Lytress, for seven years. "Women gave her intimacy and tenderness," said her friend Shelley Winters, "while most men lasted only two minutes."

This is a movement to vindicate Marilyn Monroe

We have **a petition signed by 6,000 people to reopen the case** and do a new autopsy of Marilyn Monroe, a proper one was never done. We believe it will show her ribs were cracked by a needle jammed into her heart, the fatal deathblow, as witnessed by several people who have named the person who did it.

After each performance of the musical, we will **collect signatures on our petition to reopen the case** until we get enough to convince authorities.

The Myth is she was addicted to drugs and died of a drug overdose, a suicide. **This is false, we have the proof.**

The Truth is she was clean and sober for over a year and at the prime of her life, with a new million dollar movie contract and planning to remarry Joe DiMaggio. **She has been defamed by powerful men for sixty years; it is time for justice.**

The Story

The show opens as Police Sergeant Jack Clemmons arrives on the scene and finds the dead body of Marilyn Monroe. He suspects foul play, so he decides to investigate and finds there are many suspects.

He tracks down the photographer who drugged her, the husband who beat her, the acting teacher who was her sole heir, a woman who claimed to have had an affair with her. He discovers the FBI bugged her house and learns she was sleeping with her psychiatrist. He finds photos of her at a kinky party, was someone blackmailing her? It is up to the Police Sergeant to sort it all out

and discover the truth if he can.

This could be the Murder-Mystery of the Century.

What's the Proof?

In recent years, new information has emerged about Marilyn Monroe's death. This musical includes new information from an **FBI file** obtained through the Freedom of Information Act and a **CIA file** declassified by President Trump.

We have a signed statement from Raymond Strait, who was Jayne Mansfield's publicist for 10 years and knew Marilyn Monroe. He knows the events surrounding her death. He is the **Technical Advisor** to the show and appeared recently in a Smithsonian Institute documentary about Marilyn Monroe.

We have statements from the daughter of a private eye who recently died, from the son of a major actor who recently died, from a relative of one of Marilyn's husbands, from the son of the coroner who recently died who signed her death certificate and from the police officer who was first to arrive on the scene and said it looked like "murder".

Finally coming forward are witnesses who were there the night she died -- her handyman, her housekeeper, and an ambulance driver.

Please join us in presenting the evidence surrounding her death, for historical accuracy, for justice, and for Marilyn Monroe to be at peace.

This musical is uniquely documented like a documentary film, it is a **Docu-Musical TM**, with actual lines that were spoken by Marilyn and witnesses the night she died.

This is not just another tribute musical. This is a musical that goes to the heart of Marilyn Monroe and shatters the myths surrounding her life.





Cydney McQuillan-Grace as Marilyn Monroe

The opening video is our original song entitled, "The Smartest Girl in the Room." It is a homage to "Diamonds Are A Girl's Best Friend" but it is **not about materialism,** it is what Marilyn really thought and would have sung about if she could have.

THE MUSIC

This musical has its own music, **13 songs written by Broadway composer/lyricists** Beth Lawrence and Norman Thalheimer.

Other Marilyn musicals failed because they had to pay big fees to license and use her famous songs like “Diamonds Are a Girl’s Best Friend” and “My Heart Belongs to Daddy”. Our musical has songs that pay homage to those songs and are used in similar big dance numbers.

By having our own songs, we greatly reduce expenses. And we plan to make the money from the cast album and movie rights, which are shared with our investors.

THE HISTORY

In six Workshop Productions of the Play in New York, the response has been great from both audiences and reviewers like:

"A truly entertaining show with big musical dance numbers in five of the opening songs." --Musical Theatre Radio

"The music is an eclectic mix of jazz, pop and Broadway." -- Music Score Review

"**You must see this new Off-Broadway play** "Marilyn Exposed....**Great music**, it was catchy and fun to watch....The song "The Smartest Girl in the Room" is a spot-on homage to "Diamonds Are a Girl's Best Friend"....**A really fun night out** at the theater watching some **top-notch entertainment**....Christianson and Thalheimer consistently create really great plays with **terrific music.**"

---Academic Dr. Stuart Silverberg

"**Great moments ensue,** like the one with Joe DiMaggio at the dramatic moment of Ms. Monroe's funeral, when he sings "I'll Bring You Roses" that **brought tears all around the audience.**"

-- Sports blogger Andy Baumgarten

PRIME LOCATION

The show will be produced in an **historic Off-Broadway theatre**, the Actor's Temple Theatre, which has **a great location** in the Broadway Theatre District at 47th Street and 8th Avenue, one block from Times Square and the TKTS discount ticket booth.

The 175-seat theatre has an **80-year tradition** of presenting highly entertaining and commercially successful musicals.

The show's main producer, John Lant, is a **leading Off-Broadway producer**, having produced 17 Off-Broadway musicals and over 100 theatre productions.




JOHN LANT and CORNELL CHRISTIANSON
present
"Thoroughly Entertaining" -- The Los Angeles Times
CAN THE EARTH SURVIVE THE TERROR FROM ANOTHER WORLD!

Playwright Cornell Christianson with Producer John Lant

FROM THE CREATORS OF TWO START-ENGINE FUNDED MUSICALS:

“Marilyn Exposed” has the same producers and writers as **“IT CAME FROM BEYOND”**, which had a successful funding campaign on StartEngine in 2017.

This 1950s sci-fi musical opened Off-Broadway in April 2018, **ran for 15 months** and will return soon. It was scheduled to move to a new theatre when the pandemic hit.

Critical reviews included -

"Hysterical ... the lyrics are a riot" – NY Theatre

"**The next Rocky Horror Show**" - Pasadena Weekly

"Thoroughly entertaining" - Los Angeles Times

“One of the greatest sci-fi dance routines of all time” – Gawker

"One of the greatest sci-fi dance routines of all time" – Gawker

"Music sounds like John Williams in his *Star Wars'* glory" -Screen Picks

These same producers and writers followed with a second successful funding campaign on StartEngine in 2018 for a 1940s film noir musical **"WICKED CITY BLUES"**. The show opened Off Broadway in July 2019 and **ran for 9 months** before being shut down by the pandemic. It will return soon.



Life is Murder...
In the Wicked City.
WICKED CITY BLUES
A NEW MUSICAL
Actors Temple Theatre
339 West 47th Street
New York NY 10036
Authors
Cornell Christianson and Norman Thalheimer
Music & Lyrics
Norman Thalheimer
Director / Choreographer
C.B. Murray
Music Director
Michael Zak
Lighting Design
Maarten Cornelis
Producer BY
John Lant and Cornell Christianson
www.telecharge.com/Off-Broadway/
Wicked-City-Blues/Overview

Award-wining musical from the same creative team

The StartEngine campaign for "It Came From Beyond" was, as far as we know, the **First Theatre Production Funded by Equity Crowdfunding in America** under the JOBS Act and appears to be the First Off-Broadway Musical funded this way. "Wicked City Blues" appears to be the second and "Marilyn Exposed" will be the third. We believe these are **the only theatre productions in America** ever funded by Equity Crowdfunding under the

JOBS Act.

BUSINESS STRATEGY

We believe "Marilyn Exposed" can open with the same funding as did "It Came From Beyond" and "Wicked City Blues" by using **the same production and marketing techniques** which are particular to these producers.

They have deep experience in producing for live theatre and have a wide network of contacts. They operate with a low overhead and exemptions from union regulations which grant them substantial cost savings. **They have been successful producing lean budgets Off-Broadway** and can be even more successful because "Marilyn Exposed" is based on a known brand.

After six months of the Off-Broadway run, we plan to take "Marilyn Exposed" on **tour domestically from Los Angeles to Toronto,** as well as a later **international tour of China, Japan, and Korea**. Subsequently, the show may return to New York to Broadway.

We believe spreading the word about Marilyn's possible murder and her true experiences will **increase the market value** of our merchandise as well as **the show's Subsidiary Rights**. After turning steady profits touring domestically and internationally, we plan to harvest the rewards of our hard work for years to come. As Marilyn's brand never fades, we anticipate our production will only appreciate over time.

Future projections are not guaranteed.

FINANCIAL HIGHLIGHTS

Upon funding, we will commence our marketing and publicity campaigns, as well as cast our production. We require five weeks of rehearsals, as well as three weeks of preview performances.

The show will have live musicians. We anticipate critics will attend the third week of previews; with reviews to follow in all major publications.

As “Marilyn Exposed” develops and expands its market penetration, we expect the value of the brand as well as our production will continue to appreciate over time.

Investors receive 100% of gross receipts until reimbursed 100% of their original investment; after which point the share of net profits decreases to 50%.

The show’s license should have a long and profitable life. As we license the production to other theater groups and educational institutions, we anticipate a steady stream of revenue for as long as Marilyn Monroe remains an icon of our culture.

Future projections are not guaranteed.

Investors Will Share in Subsidiary Rights

While profits from the original Off-Broadway production in a small theatre may not astonish investors, we believe **the equity obtained in Subsidiary Rights will prove extremely valuable.**

After 28 performances Off-Broadway, the investors will share in income streams from a **movie, cast CD, national tours** including Los Angeles, Chicago and Toronto, **international tours** including China and Japan, **television, digital media and streaming rights, sequels, merchandising, product placements, sponsorships,** colleges, high schools and community theatres according to standard Off-Broadway business practices.

Investors Will Share in a Potential Franchise

A franchise in movies or theatre is when a work has two or more sequels. **The movie screenplay for “Marilyn Exposed” has been written** as have the stories for its two sequels, **“Jayne Exposed”** (Jayne Mansfield) and **“Grace Exposed”** (Grace Kelly). All three of these actresses – Marilyn Monroe, Jayne Mansfield and Grace Kelly – were gorgeous – three of the most beautiful women ever seen on film.

All three had high I.Q.’s. All three slept with everyone including JFK, so he

will be in all three musicals. **All three died mysterious deaths** and we will present what might have happened to them. Movie studios, for the most part, are only purchasing properties that are **potential franchises**. Investors in “Marilyn Exposed” will share in these sequels according to standard Off Broadway business practices.

MARKET OPPORTUNITY

Theatre in New York is Back to Normal

Broadway's 2024-2025 season grossed $1.89 billion, marking the highest grossing season on record and a recovery from the pandemic. "Broadway is back!" said Variety.

The gross totals are up 23 percent from last season, and, significantly, the numbers also come in above Broadway’s 2018-2019 season, which had held the record for $1.83 billion in gross revenue and had been the benchmark against which Broadway was measuring its post-pandemic recovery.

15 million people paid to attend Broadway shows during the 2024-2025 season, according to the Broadway League, the same as the record-breaking 2018-2019 season.

Tourism was stronger but not back to pre-pandemic levels, particularly in terms of international tourists. **China has lifted its ban on group tours** coming to the United States which are expected to return to New York City during 2025. McKinsey & Co. reports Chinese tourists have saved up consider money during the pandemic and are expected to spend it traveling abroad. Chinese tourists who came to New York City in the past, stayed the longest and spent the most money compared to other tourist groups. **The Chinese love Marilyn Monroe.**

The Market

- Broadway’s Gross Box Office totaled $1.89 billion for 2024-2025 season.

· Tourists accounted for 70% of Broadway's attendance.

· Women represented 68% of the audience and were more likely to make decisions.

· Most theatre-goers attend at least two shows per season while the average theatre-goer attends four shows every season.

Compared with other semi-biographical productions on and Off-Broadway (e.g. *Beautiful, Neil Diamond*), Marilyn's brand features a strong global appeal for the widest range of demographics. Extremely popular amongst women and East Asians, we market to one of the largest and most powerful audience segments in the industry.

As an Off-Broadway show with remarkably low overhead, "Marilyn Exposed" is an affordable alternative to other Broadway shows. At only $69, our full ticket price enables "Marilyn Exposed" to reach an audience who might otherwise be unable to afford a New York musical.

New York Times headline on April 11, 2024 was entitled **"There's a Bright Spot in New York Theatre: Commercial Off-Broadway is having a banner year."** It says "producers and investors are finding themselves drawn to Off-Broadway. The primary one is economic....It's pretty clear that commercial Off Broadway is back and viable, it's just hit after hit we're seeing."

The Future of Musicals is Streaming

The producers and writers' other recent shows are now branded "**Off-Broadway Musicals**" because "It Came From Beyond" ran 15 months Off-Broadway and "Wicked City Blues" ran 9 months.

This gives them commercial appeal in the fast-growing market of **streamed entertainment**. Even before the pandemic, this market was emerging as a paradigm shift in the entertainment industry from "channels of content" to "streaming of content", giving consumers complete control over their program choices.

Now, the streaming options have exploded from just **Netflix and Amazon** to the addition of services from Disney, Universal, Paramount, Warner Bros. and Apple. All are competing for content and looking to bring commercial musical theatre productions to a growing global audience.

"It Came From Beyond", "Wicked City Blues" and "Marilyn Exposed" are expected to be viable licensing choices for these streaming services that could generate income for years to come to their investors.

We intend to **sell all three musicals as a package to streaming services**. The recent Writer's strike has resulted in **better terms and residuals** paid by streaming services for when we license our musicals to these services.

Future projections are not guaranteed.

Marilyn Monroe is Still One of the Biggest Celebrity Brands

For the past ten years, Marilyn has ranked near the top of Forbes' list of deceased celebrity earners along with Michael Jackson and Elvis Presley **earning $8m to $27m a year.** Marilyn's image and name are used by nearly **100 brands globally**, according to Forbes.

Marilyn's official **Facebook page has more than 12 million followers.** Marilyn is the third most photographed person to ever exist after Princess Diana and Queen Elizabeth II, says Shotkit. More than **95% of people know who Marilyn is** and 25% of those people claim her as **their favorite celebrity**, according to the New York Times.

Marilyn Monroe is right now viral on X and Facebook -- capturing the attention of millions of young people.

Her iconic nude pool scene from the unfinished 1962 film *Something's Got to Give* is experiencing a resurgence on social media, with fans marveling at her enduring beauty and charisma, proving that **her star power has never faded.** Fans across generations are now rediscovering the legacy she left behind.

behind.

Marilyn's willingness to push boundaries in cinema, combined with her natural screen presence, set the stage for future actresses to take on bold and complex roles. Her social media rediscovery introduces her work to new generations, as her status as **one of Hollywood's most enduring icons** remains firmly intact.

"She was way ahead of her time. Pity how her life ended" said one fan on X.

"Marilyn is more popular and well-known today than she was when she was alive," said Lawrence Schiller, the last photographer to photograph her.

"It's women that have kept Marilyn alive, not men," Schiller said. "Whenever a gallery exhibit of my Monroe photos opens, it's teenage girls who come in the greatest numbers. No Madonna or Lady Gaga is going to replace her."

The Chinese and Japanese Love Her

"Marilyn Monroe is a strong brand around the world and Asia is just one of the many markets the show will attract", said Marketing Director Bill Hofstetter. "**The Brazilians** will love the show and they are now one of the top tourist segments in New York City due to the new wealth of their country."

"**The Russian market** centered in Brooklyn will be good, as will the **French, LGBTQ, Older Women and Young Professionals.**"

Looking ahead to why **this show will do well in China**, "China now has 250 cities with over 1 million in population," he said. "Each city has new entertainment centers and arenas that need content and they want American content."

The Product

Marilyn is the **iconic bombshell**. Every woman desires her power; every man desires her affection and charms.

Until now, her story has remained shrouded in secrecy. With "Marilyn Exposed", we offer a gritty glimpse into the reality of Marilyn's trials and tribulations, seen as never before.

Far from shying away from the more indecorous details of the past, **the show delves into domestic violence, lesbian desire, and even features nudity.**

It was **Ken Davenport** who said in his blog that "**sex sells**" and why don't more New York shows have sex in them. Well, this one does.

We also present the real Marilyn, **the strong intelligent feminist trailblazer** in an industry that fought hard to keep her in a box. She spoke up against sexual harassment and the casting couch, **demanded equal pay and artistic freedom** and changed the landscape for women in the entertainment industry.

The First "Docu-Musical" TM

While the Marilyn brand will undoubtedly drive droves of tourists towards our production, we also present **a new form of entertainment (the Docu-Musical TM).)** Our show is uniquely documented like a documentary film, with actual lines that were spoken by Marilyn, by all the characters, and by the witnesses the night she died.

From women desiring to emulate Marilyn to tourists flocking to gain a visceral understanding of her life, we expect our documentarian approach to storytelling to engage a wide demographic of viewers along with **one of the first lesbian love song duets and Marilyn Monroe nude.**

Product Placements Already in the Show

The Play currently includes 9 Product Placements. **NO AGREEMENT HAS BEEN ENTERED INTO WITH ANY OF THESE COMPANIES** and the Play is not receiving any income from these product placements. Discussions have been held with some of these companies who say they want to see the Play

first and would like a wider distribution like a national or international tour.

None-the-less, the Play names and references the following products and the character of Marilyn Monroe is seen using these products on stage during the scenes and saying their names. **Marilyn endorses these products live on stage during the show:**

1. hair spray from Sexy Hair
2. lipstick from L'Oreal
3. sneakers from Keds
4. perfume from Chanel No. 5
5. gin from Williams Chase
6. diamond replicas from Black, Starr & Frost
7. wine from Marilyn Wines
8. dresses from Pucci
9. lingerie from Macy's Marilyn Monroe Lingerie

These are products Marilyn used or wore and these companies currently have marketing campaigns with the image of Marilyn Monroe, so it is hoped that at some future time our musical can be paid to tie in with their products, such as samples and coupons given to audience members after they see these products in the show.

Future projections are not guaranteed.

MARKETING PLAN

Target Market Data

According to the Broadway League, the 2024-2025 season had 15 **million**

people paying to attend theatre productions in New York City. **Women represented 68% of the audience** and tourists represented 70% of the theatre-goers. **We will target these two demographics – women and tourists.**

We Will Use Targeted Social Media Marketing

Our producers have put together an extensive social media network that includes over **30,000 emails** of people who purchased tickets to New York musical theatre. These emails will offer them $69 tickets for the **discount price of $39** and be targeted to women and tourists.

Competitor Analysis

New York theatre can be segmented into two geographic segments: inside the Theatre District, where our show will be, and outside the Theatre District.

Within the theatre district, we can segment further based on theatre size: "Off-Broadway" and "Broadway" productions (theatres 100 to 500 seats are classified as Off-Broadway). Our show will start small Off-Broadway and grow according to its success into bigger theatres.

There are two types of theatre productions: straight plays and musicals. Due to its engaging and universal nature, being a **musical has a higher chance of commercial success** in today's marketplace.

Additionally, **the musical biopic genre itself has proven extremely profitable.**

"A Musical Biopic Trend Is Sweeping Hollywood," said Variety.

This musical biopic trend greatly increases our chances of getting a movie made of "Marilyn Exposed". The studios are making musical biopic movies about Bob Dylan, Bee Gees, Janis Joplin, Bruce Springsteen, Michael Jackson and all four Beatles are getting their own feature films.

"When musical biopics speak authentically to audiences, they have an opportunity to become a part of the cultural conversation" said The Hollywood Reporter.

Marketing Overview

“Marilyn Exposed” leverages the pre-existing brand strength of Marilyn Monroe with **the veteran experience of our producers** and expects to penetrate the marketplace through a combined approach of traditional and social media tools.

Pricing Strategy

As an Off-Broadway show with remarkably low overhead, “Marilyn Exposed” is **an affordable alternative to the expensive shows on Broadway.** At only $69, our full ticket price enables our show to reach an audience who otherwise would be unable to afford a New York musical with **full song and dance numbers.**

Distribution will be through traditional as well as digital channels (e.g. Goldstar). As a result, our anticipated average ticket price is **forecast to be $39.** However, utilizing digital sales channels increases our attendance rate and ability to properly predict and model audience interest.

Sales & Advertising Strategy

We will be selling through two types of channels: traditional and digital. While the strength of Marilyn’s brand will drive audience interest, awareness will be generated through **an innovative advertising campaign.**

Risk Assessment

Several factors determine the success of a production: **location, subject matter, and timing.**

Successful productions require locations which enable them to maximize their potential draw and profits. Many high caliber productions fail to reach profitability due to poor location. Although not all productions presented within the Theatre District are guaranteed success, this location enables them to reach their full potential.

“Marilyn Exposed” will be presented at the Actor’s Temple Theatre; located

within the Theatre District, nestled near Broadway venues, able to draw upon tourists and locals alike, and **just a block from the Times Square TKTS discount ticket booth.**

Marilyn Monroe is one of the strongest brands of all time. Our show's revelation concerning her possible murder will draw attention to one of the most enduring figures in the modern world. **The love song duet involving our bisexual bombshell of a famous heroine with her acting coach she shared a bed, Natasha Lytress, will echo through the marketplace.**

And the frank portrayal of numerous historic figures like **Joe DiMaggio, JFK, Bobby Kennedy and Arthur Miller**, with their relation to the death of Marilyn Monroe, will draw a diverse crowd of supporters and fans.

Deathbed confessionals will poignantly paint the background of our production. "Marilyn Exposed" uses the timely nature of the confessions to frame the piece in a historical context.

Documentary evidence will help clarify the popular confusions surrounding Marilyn's death. We believe **the audience will never see Marilyn Monroe the same way again.**

Rather than whitewashing Marilyn and creating a fictitious environment, we portray her reality in an inspirational and gritty musical. And **we honor Marilyn Monroe as the pioneer that she was.**

In short, the awareness of the brand, the timeliness of the material and the strength of the location lends itself towards **an investment risk lower than most theatrical productions.**

Future projections are not guaranteed. All investments are risky. Do not invest more than you can afford to lose.

THE AUTHOR

Cornell Christianson writes musicals with **a unique structure of two parallel and interconnecting stories that go back and forth between two worlds.**

L.A. Weekly said of "It Came From Beyond" -- **"The most inventive aspect of the show is writer Cornell Christianson's dual storyline"** which goes back and forth between a high school world and a comic book world.

For "Marilyn Exposed", the story goes back and forth between her real self, Norma Jean, and the persona she created, Marilyn Monroe.

Christianson used **Ken Davenport's** Script Coverage Service to improve the writing of the Play.

Christianson has written a 1940s film noir musical, a 1950s sci-fi musical, a 1950s Marilyn Monroe musical and a 1960s sword and sandal musical. He has also written the screenplays and sequels to his plays.

THE MISSION

The mission of this Play is to shatter the myths about Marilyn Monroe and tell the truth for the first time. The audience can see the evidence and decide for themselves.

This Play is a tragedy, a great American tragedy. But the Play is also **a celebration of how great Marilyn Monroe really was.**

CONCLUSION

"Marilyn Exposed" represents a **unique investment opportunity** and anticipates garnering **impressive media attention.**

Between the revelatory nature of the deathbed confessionals to the nudity and lesbian love song duet, we anticipate "Marilyn Exposed" **to shatter expectations.**

The true return for the investor comes not from the first Off-Broadway run, but from the Subsidiary Rights and future payments.

Using an eternally iconic brand, "Marilyn Exposed" expects **to yield returns for decades to come.**

Future projections are not guaranteed.


M
C
1
2

TEAM BIOGRAPHIES

Cornell Christianson

Writer – Producer - Managing Member

Since February 2019, Cornell Christianson has had two primary jobs, one as writer, producer, President, and Managing Member of **Marilyn Exposed Productions LLC** overseeing five Workshop Productions of the show in several Off-Broadway theatres in front of audiences who gave him notes to improve the musical.

His other job was writer, producer, President and Managing Member of **WCB Productions LLC** which opened the 1940s film noir musical "Wicked City

Blues" Off-Broadway in July 2019 and ran 9 months before shut-down by the pandemic, soon to re-open.

Starting in April 2017, his primary job was writer, producer, President and Managing Member of **ICFB Productions LLC** which opened the 1950s sci-fi musical "It Came From Beyond" in April 2018 and ran 15 months before shut-down by the pandemic, soon to re-open.

Cornell was a writer-producer at **Paramount Pictures** and **Twentieth Century Fox** where he produced the award-winning television series "The Paper Chase" starring John Houseman.

He has written a 1960s sword and sandal musical-comedy "Unchained Muscle" to open soon.

He won a **Mania Award presented by Wes Craven** for writing the short film, "Repossessed", starring JoBeth Williams, which took **First Prize at Comic-Con** and six international film festivals.

He wrote the short film "Out There" starring Harry Shearer which won **First Prize at the Houston Film Festival.**

He wrote or produced over 100 television commercials and industrial films winning three awards for Best Industrial Film.

He started in music, **producing 26 rock concerts including The Grateful Dead**, James Brown and Alice Cooper.

He received service awards from California State Senate and New Jersey State Senate.

Cornell has a BA from William & Mary College and MBA from UCLA Anderson School of Management.

John Lant

Lead Producer - Managing Member

John Lant is a leading Off-Broadway producer having produced 17 shows **Off-Broadway and over 100 theatrical productions.**

Since February 2019, John Lant has been the lead producer and Managing Member of **Marilyn Exposed Productions LLC**, overseeing the Workshop Productions and the upcoming opening of the musical Off-Broadway.

Starting in February 2019, he was lead producer and Managing Member of **WCB Productions LLC** which opened "Wicked City Blues" Off-Broadway in July 2019 and ran 9 months.

Starting in April 2017, he was lead producer and Managing Member of **ICFB Productions LLC** which opened "It Came From Beyond" Off-Broadway in April 2018 and ran 15 months. He is overseeing the re-opening of both musicals following the pandemic.

Beginning in 2007, he was the **Production Manager at Carnegie Hall** running its three theatres and overseeing over 850 events there.

Since 2003, he has been Artistic Director for the acclaimed **Write Act Repertory Company** producing numerous plays.

He has worked on national tours of musicals including **"Phantom of the Opera", "Evita", "Singin' in the Rain", "One Mo' Time", "Gypsy" and "The Three Musketeers"** as well as tours of Bruce Springsteen, Madonna, and The Beach Boys.

An award-winning producer, director, writer, lighting / set designer, John has won DramaLogue Awards, Diamond Awards, NAACP Awards, LA Weekly Awards and **a television Emmy Award.**

He professionally apprenticed at the Alliance Theatre in Atlanta, and in New York with the Lincoln Center, Julliard, Circle Rep and Circle in the Square.

He twice received the California Service Award from the State Legislature for his Community Outreach and Service to the Arts.

Edmund Gaynes

Theatre Operator

Edmund Gaynes was named **the "Legend of Off-Broadway"** by the Alliance of Off-Broadway Producers and Theatres.

He operates theatres in New York and Los Angeles and is currently operating the historic Off-Broadway theatre the 175-seat Actors Temple Theatre on 47th Street.

He has **produced over 100 musicals** and his Off- Broadway productions of "Black Angels of Tuskegee", "My Big Gay Italian Wedding," and "Cougar the Musical" **have been produced all over the world.**

He also produced "Zero Hour" (Drama Desk Award), "The Devil's Music: The Life and Blues of Bessie Smith" (Drama Desk and Lortel nominations), "Danny and Sylvia: The Danny Kaye Musical", "The Rise of Dorothy Hale", "The Big Voice: God or Merman?", "Picon Pie", "Emily Mann's Annulla", "A Brush With Georgia O'Keeffe", "Trolls", "Panache", "Chaim's Love Song", "Matty: An Evening with Christy Mathewson", "Einstein: A Stage Portrait" and "Bein' With Behan" (nominated for an Outer Critics Circle Award).

He produced the National Tour of "Gilligan's Island: The Musical", which played coast to coast.

CB Murray

Director - Choreographer

CB Murray directed and choreographed the 1940s film noir musical "Wicked City Blues" which ran 9 months Off-Broadway before being shut-down by the pandemic, re-opening soon.

As a dancer, he **appeared on Broadway** in Michael Bennett's original company of "Dreamgirls" and again in "Honky Tonk Nights".

He is the director-writer of the musical "Children of God" which received six nominations from the Midtown International Theatre Festival. He is the

director-writer of the musical “Pearl”, based on the life of Pearl Bailey, which received five ADULCO nominations.

He has directed and choreographed shows at CAP 21, Roy Arias Theater, The Producer’s Club, National Black Theater, the Shabazz Center, The Broadway Comedy Club, the Damrosh Park and Amphitheatre at Lincoln Center.

He has received awards as an artist from the Society of Marketing Professionals Services, the US Army Corps of Engineers and the Union City, New Jersey, Artist of the Year Award in 2015.

Norman Thalheimer

Composer - Lyricist

Norman Thalheimer is a **Broadway composer-lyricist** who co-wrote “Marilyn: An American Fable” at the Nederlander’s Minskoff Theater starring Scott Bakula and Alyson Reed.

He co-wrote the music and lyrics for the 1950s Sci-Fi musical "It Came From Beyond" which ran for 15 months Off-Broadway after being nominated for 6 Los Angeles Stage Alliance Ovation Awards including Best Musical and Best Writing of a Musical.

He wrote the book, music and lyrics for the 1940s film noir musical “Wicked City Blues” which ran for 9 months Off-Broadway after being named Ten Best Plays of the Year in Utah.

As a jazz pianist, he has performed in London, New York and Los Angeles. Norman studied under Lehman Engel at the BMI Musical Theatre Workshop. He is a graduate of the School of Visual and Performing Arts at Syracuse University.

Beth Lawrence

Composer - Lyricist

Beth Lawrence is **a Broadway composer-lyricist** who co-wrote “Marilyn: An American Fable” at the Nederlander’s Minskoff Theater starring Scott Bakula and Alyson Reed who was nominated for a Drama Desk Award for Best Actress in a Musical.

As a professional singer, she has performed on stages throughout the world and won awards from Billboard Magazine, Los Angeles Jazz Scene Magazine, The American Song Festival and Parent's Magazine.

She has composed music and lyrics for film, stage, Las Vegas, Jerry Lewis telethons, the Olympics and over a dozen CDs.

She has taught many students how to sing “easily and joyfully” based on the natural, healthy Bel Canto singing technique and through her book sold on Amazon.

Maarten Cornelius

Lighting Designer

Maarten Cornelis has been Lighting Designer for **24 shows at Carnegie Hall** including John Legend, Seth Meyers and Jerry Seinfeld as well as shows at House of Blues, Pasadena Convention Center and the Hollywood Bowl.

He was Lighting Designer for the Off-Broadway musicals "It Came From Beyond", "Wicked City Blues", "Frankenstein: The Musical", "Wicked Frozen", "Lili Marlene", and "Funkikijam".

He won an award for **Best Lighting Design from Broadway World** and is a graduate of The Lee Strasberg Theatre & Film Institute in Los Angeles.

In his interview in Light Works Magazine, he said "Shadows are the most powerful thing a designer can find and exploit. A rose can become threatening and a monster vulnerable with the use of creative shadowing."

REVIEWS ARE IN

Andy B Sports: ***Upcoming: Cornell Christianson's "Marilyn Exposed"***

Medium: ***You Must See This New Off-Broadway Play "Marilyn Exposed"***

Downloads

Marilyn Exposed Pitch Deck (2).pdf